FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2014
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

ICA Announces the Pricing of US$ 700 million of Senior Notes Due 2024

Mexico City, May 21St, 2014.- Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today that it has priced US$ 700 million of new Senior Notes due 2024 (the “Senior Notes”). The Senior Notes have an annual interest rate of 8.875% per year payable semi-annually, with a yield to maturity of 9.2%.

The Senior Notes are being issued pursuant to exemptions from registration provided under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The Notes will be issued by Empresas ICA, S.A.B. de C.V. (“ICA” or the “Company”) and guaranteed on a senior unsecured basis by Constructoras ICA, S.A. de C.V. (“CICASA”), Controladora de Operaciones de Infraestructura, S.A. de C.V. (“CONOISA”) and Controladora de Empresas de Vivienda, S.A. de C.V. (“CONEVISA”), each a subsidiary of the Company.

The proceeds will be used to pay short-term parent company debt and fund a partial tender offer for of ICA’s outstanding 8.375% Senior Notes due 2017. This is intended to improve the Company's debt maturity profile.

The Senior Notes have not been and will not be registered under the Securities Act or any state securities laws and were offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act or to non-U.S. persons in accordance with Regulation S under the Securities Act. Unless so registered, the Senior Notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release is for informative purposes only and is neither an offer to sell nor a solicitation of an offer to buy any of these securities.

Application has been made by ICA to list the Senior Notes on the Official List of the Luxembourg Stock Exchange, and to admit the Notes for trading on the Euro MTF market, the alternative market of the Luxembourg Stock Exchange.

THE SENIOR NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE NATIONAL SECURITIES REGISTRY (REGISTRO NACIONAL DE VALORES) MAINTAINED BY THE MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES, OR “CNBV”), AND MAY NOT BE OFFERED OR SOLD PUBLICLY OR OTHERWISE BE THE SUBJECT OF BROKERAGE ACTIVITIES IN MEXICO, EXCEPT PURSUANT TO THE PRIVATE PLACEMENT EXEMPTION SET FORTH IN ARTICLE 8 OF THE LEY DEL MERCADO DE VALORES, OR THE MEXICAN SECURITIES MARKET LAW. WE WILL NOTIFY THE CNBV OF THE TERMS AND CONDITIONS OF THIS OFFERING FOR INFORMATIONAL PURPOSES ONLY. DELIVERY OR RECEIPT OF SUCH NOTICE DOES NOT CONSTITUTE OR IMPLY A CERTIFICATION AS TO THE INVESTMENT QUALITY OF THE SENIOR NOTES OR OF SOLVENCY, LIQUIDITY OR CREDIT QUALITY OF ICA OR THE ACCURACY OR COMPLETENESS OF THE CORRESPONDING OFFERING MEMORANDUM. THE OFFERING MEMORANDUM IS SOLELY THE RESPONSIBILITY OF ICA AND HAS NOT BEEN REVIEWED OR AUTHORIZED BY THE CNBV.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest infrastructure company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges. For more information, visit www.ica.com.mx/ir

For more information contact:
Ana Paulina Rubio ana.rubio@ica.mx Elena Garcia elena.garcia@ica.mx relacion.inversionistas@ica.mx (5255) 5272 9991 ext.3608	Gabriel de la Concha, CIO gabriel.delaconcha@ica.mx Victor Bravo, CFO victor.bravo@ica.mx In the United States: Daniel Wilson, Zemi Communications (1212) 689 9560 dbmwilson@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2014	Empresas ICA, S.A.B. de C.V. /s/ Gabriel de la Concha Guerrero Name: Gabriel de la Concha Guerrero Title: Chief Investment Officer